UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Hess Midstream LP

(Name of Issuer)

Class A Shares

(Title of Class of Securities)

428103105

(CUSIP Number)

Timothy B. Goodell

Hess Corporation

1185 Avenue of the Americas

New York, NY 10036

(212) 997-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 428103105	13D	Page 1 of 2 pages

Explanatory Note

This Amendment No. 8 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on December 17, 2019 (as amended, the “Statement”), relating to the Class A Shares representing limited partner interests (the “Class A Shares”) of Hess Midstream LP, a Delaware limited partnership (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented as follows:

August 2023 Underwriting Agreement

On August 15, 2023, the Issuer, New HESM GP LP, New HESM GP LLC, Blue Holding, and Goldman Sachs & Co. LLC, as underwriter (the “Underwriter”), entered into an Underwriting Agreement (the “August 2023 Underwriting Agreement”), pursuant to which the Underwriter agreed to purchase from Blue Holding, subject to and upon the terms and conditions set forth therein, 10,000,000 Class A Shares at a price of $28.59 per share.

Pursuant to the August 2023 Underwriting Agreement, the Issuer, Blue Holding and Hess Investments have agreed not to sell or otherwise dispose of any Class A Shares held by them for a period ending 60 days after the date of the August 2023 Underwriting Agreement without first obtaining the written consent of the Underwriter subject to certain exceptions.

The above description of the August 2023 Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit hereto and incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the August 2023 Underwriting Agreement and is incorporated herein by reference. A copy of this agreement is attached as an exhibit hereto and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit Number*	Description

13	Underwriting Agreement, dated as of August 15, 2023, by and among Hess Midstream LP, Hess Midstream GP LP, Hess Midstream GP LLC, GIP II Blue Holding, L.P. and Goldman Sachs & Co. LLC (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on August 17, 2023).

CUSIP No. 428103105	13D	Page 2 of 2 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 17, 2023

HESS MIDSTREAM GP LP
By: Hess Midstream GP LLC, its general partner

By:	/s/ Jonathan C. Stein
Name: Jonathan C. Stein
Title: Chief Financial Officer

HESS MIDSTREAM GP LLC

By:	/s/ Jonathan C. Stein
Name: Jonathan C. Stein
Title: Chief Financial Officer

HESS INFRASTRUCTURE PARTNERS GP LLC

By:	/s/ Jonathan C. Stein
Name: Jonathan C. Stein
Title: Chief Financial Officer

HESS INVESTMENTS NORTH DAKOTA LLC

By:	/s/ Jonathan C. Stein
Name: Jonathan C. Stein
Title: Vice President

HESS CORPORATION

By:	/s/ John P. Rielly
Name: John P. Rielly
Title: Executive Vice President and Chief Financial Officer